Exhibit 99.1

VIA SEDAR

May 9, 2017

To the securities regulatory authorities
of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:            Aeterna Zentaris Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102  - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Aeterna Zentaris Inc. (the “Corporation”) held on May 9, 2017 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result

1. Election of Directors:

•                  The nominees proposed by management were elected by a majority of shareholders on a show of hands. The Corporation received proxies with regard to voting on the six directors nominated for election as set forth in the table below:

Nominee	Votes for	(%)	Votes Withheld	(%)

Michael Cardiff	706,745	75.06	234,809	24.94
David A. Dodd	754,297	80.11	187,257	19.89
Carolyn Egbert	729,161	77.44	212,393	22.56
Juergen Ernst	731,223	77.66	210,331	22.34
Gérard Limoges	707,611	75.15	233,943	24.85
Ken Newport	740,594	78.66	200,960	21.34

2. Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors:	• PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

(Signed)

Philip A. Theodore
Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary